CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603

                                 July 24, 2017

VIA EDGAR CORRESPONDENCE

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:          First Trust Exchange-Traded Fund (the "Trust")
                       File Nos. 811-21774 and 333-125751
                  ----------------------------------------------
Dear Ms. Rossotto:

     This letter responds to your comments, provided by telephone, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund (the "Trust") with the Securities and Exchange Commission (the "Commission") on May 31, 2017 (the "Registration Statement"). The Registration Statement relates to the The First Trust Dow 30 Equal Weight ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

     Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - FEES AND EXPENSES OF THE FUND

     With respect to footnote 1 to the Annual Fund Operating Expenses table, confirm that the Fund will not pay 12b-1 fees for at least one year from the date of the prospectus.

RESPONSE TO COMMENT 1

     In accordance with this comment, footnote 1 reflects a date that is at least one year from the date of the prospectus.

Karen Rossotto
July 24, 2017
Page 2


COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

     Please explain the difference between "rebalanced" and "reconstituted" as used in this section.

RESPONSE TO COMMENT 2

     Rebalancing refers to the re-weighting of component securities per the Index's methodology, while reconstitution refers to the addition and/or deletion of component securities per the Index's methodology.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

     The disclosure states that "in the event that there is a change in the components of the Index, a rebalance will occur at the end of the month during which the change took place." Consider, as appropriate, whether the reference to "Index" should be "DJIA."

RESPONSE TO COMMENT 3

     The prospectus has been revised in accordance with this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

     Disclose any sector focus and relevant risks, as appropriate.

RESPONSE TO COMMENT 4

     As of the date of the prospectus, the Fund does not intend to focus in any particular sector(s).

COMMENT 5 - STATEMENT OF ADDITIONAL INFORMATION

     The "Determination of Net Asset Value" section refers to foreign securities. Consider whether this is appropriate, given the Fund's investment only in U.S. securities.

RESPONSE TO COMMENT 5

     The disclosure in this section is standard across all First Trust SAIs.


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Karen Rossotto
July 24, 2017
Page 3


                                   *   *   *

     Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                         Sincerely yours,

                                         CHAPMAN AND CUTLER LLP



                                         By: /s/ Morrison C. Warren
                                             -------------------------
                                                 Morrison C. Warren